Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 18 DATED MARCH 2, 2022

TO THE OFFERING CIRCULAR DATED JUNE 29, 2021

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated June 29, 2021, as filed by us with the Securities and Exchange Commission on June 30, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	update the status of our follow-on offering;
●	updated our distributions; and
●	update our plan of operation.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016. On May 7, 2019, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $35,696,040 in common shares. We are continuing to offer in this Follow-on Offering up to $61,238,768 in our common shares, which represents the value of the shares available to be offered as of June 11, 2021 out of the rolling 12-month maximum offering amount of $75,000,000 in our common shares. As of January 31, 2022 we had raised total aggregate gross offering proceeds of approximately $105,225,000 and had issued approximately 10,447,000 common shares in the Offerings, purchased by approximately 6,620 unique investors.

The Follow-on Offering is expected to terminate on or before May 7, 2022, unless extended by our Manager, as permitted under applicable law and regulations.

Distributions

On December 31, 2021, our Manager authorized a daily cash distribution of $0.0017720548 per share of the Company’s common shares to shareholders as of the close of business on each day of the period commencing on February 1, 2022 and ending on February 28, 2022 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about March 15, 2022.

This distribution equates to approximately 6.0% on an annualized basis assuming a $10.77 per share net asset value, calculated for the period beginning February 1, 2022 and ending February 28, 2022. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

Potential Investments

Harvester Office – Burr Ridge, Illinois

There is a reasonable probability that we may acquire an approximately $6,200,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns a two-property office portfolio (the “Properties” or the “Portfolio”) in Burr Ridge, Illinois, which city is located in the Chicago, Illinois Metropolitan Statistical Area.

The Portfolio is currently 98% occupied. An investment-grade tenant occupies 56% of the total rentable square feet in the Portfolio, and its lease expires in 2034. Built in 2005 and 2006, the Properties are a Class A, 157,428 square-foot office portfolio consisting of two buildings with an adjacent parking parcel.

The acquisition of the Equity Investment is subject to various conditions. No assurances can be given that we will acquire the Equity Investment.

Highland Place Mezzanine Financing — Centennial, Colorado

As previously disclosed, on March 22, 2017, we acquired a $2,300,000 mezzanine financing related to the refinancing of a 138,771 square foot three-story office property in Centennial, Colorado.

On November 9, 2021, we executed a one-year extension with the borrower with updated terms consisting of a 13.5% interest rate and an exit fee of 1% of net proceeds upon the sale of the asset. In connection with such extension, a fee was paid to an affiliate of our Manager in the amount of $23,000.

On February 16, 2022, the mezzanine financing was paid off in full in the amount of $2,330,147, which included (i) $2,300,000 in outstanding principal plus $24,150 in accrued interest (ii) an exit fee of $5,497 and (iii) legal fees.